                                                /------------------------------/
                                                /        OMB APPROVAL          /
                                                /------------------------------/
                                                / OMB Number:        3235-0287 /
                                                / Expires:           PENDING   /
                                                / Estimated average burden     /
                                                / hours per response...... 0.5 /
                                                /------------------------------/

+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               Washington, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b)       Section 30(f) of the Investment Company Act of 1940

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

       Schrager                     Ronald                        E.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

                             760 N.W. 107th Avenue
--------------------------------------------------------------------------------
                                   (Street)

         Miami                      FL                                33172
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol LNR Property Corporation / LNR
                                             -----------------------------------

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)
                --------------

4.  Statement for Month/Year Feb-02
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    ___ Director    X  Officer             ___ 10% Owner    ___ Other
                   ---
                       (give title below)                       (specify below)

    Vice President
    ----------------------------------------------------------------

7.  Individual of Joint/Group Filing

     X   Form filed by One Reporting Person
    ---
    ___  Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of        6. Owner-      7. Nature
   of                    action     action          or Disposed of (D)                Securities          ship           of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially        Form:          direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at End of     Direct         Bene-
                         Day/     ----------------------------------------------      Issuer's Fiscal     (D) or         ficial
                         Year)    Code / V          Amount / A or D / Price           Year                Indirect       Owner
                                                                                      (Instr. 3 and 4)    (Instr. 4)     (4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock             N/A         N/A                     N/A                        298                   I      By Savings Plan
------------------------------------------------------------------------------------------------------------------------------------
Common Stock           02/08/02       F                3,704 / D / $33.47             9,796                   D
------------------------------------------------------------------------------------------------------------------------------------
Restricted Common
Stock (1)                N/A         N/A                     N/A                     37,500                   D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

(1) Represents shares of restricted stock. The shares vest with respect to one-quarter of the total number of shares on January 19, 2002 (50,000), and the remainder will vest on each of January 19, 2003, January 19, 2004, and January 19, 2005 to the extent of one-quarter of the total number of shares.

  Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security
                                                                           ---------------------------------------------------
                                                                              Code /  V                  (A)     (D)
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                    13.54              N/A                    N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                  24.8125              N/A                    N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                  17.3125              N/A                    N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                 18.15625              N/A                    N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                 26.84375              N/A                    N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
Common Stock Options                    31.30              N/A                    N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------
Stock Purchase Agreement (2)            28.80              N/A                    N/A                         N/A
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                        6. Date Exer-      7. Title and Amount of            8. Price   9. Number      10. Owner-       11. Na-
                           cisable and        Underlying Securities             of         of Deriv-       ship             ture
                           Expiration         (Instr. 3 and 4)                  Deriv-     ative           Form             of In-
                           Date                                                 ative      Secur-          of De-           direct
                           (Month/Day/                                          Secur-     ities           rivative         Bene-
                           Year)                                                ity        Bene-           Security         ficial
                                                                                (Instr.    ficially        Direct (D)       Owner-
                                                                                5)         Owned at        or               ship
                                                Title / Amount or                          End of Year     Indirect (I)     (Instr.
                         Exer / Expir.            #  of  Shares                            (Instr. 4)      (Instr. 4)       4)
------------------------------------------------------------------------------------------------------------------------------------
                    10-31-97 / 09-30-02    Common Stock Options/ 6,577           N/A           6,577            D
------------------------------------------------------------------------------------------------------------------------------------
                    10-31-98 / 10-30-07    Common Stock Options/ 37,500          N/A          37,500            D
------------------------------------------------------------------------------------------------------------------------------------
                    01-01-99 / 12-14-07    Common Stock Options/ 26,250          N/A          26,250            D
------------------------------------------------------------------------------------------------------------------------------------
                    01-28-01 / 01-27-10    Common Stock Options/ 10,000          N/A          10,000            D
------------------------------------------------------------------------------------------------------------------------------------
                    01-17-02 / 01-16-11    Common Stock Options/ 10,000          N/A          10,000            D
------------------------------------------------------------------------------------------------------------------------------------
                    01-02-03 / 01-01-12    Common Stock Options/ 10,000          N/A          10,000            D
------------------------------------------------------------------------------------------------------------------------------------
                    04-01-02 / 04-01-06    Stock Purchase Agreement/ 16,224      N/A          16,224            D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

           /s/ Ronald E. Schrager                              3/9/2002
          -------------------------------------------------------------------
               **Signature of Reporting Person                   Date

          Ronald E. Schrager

*  Reporting person denies beneficial ownership of these securities.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed.
         If space provided is insufficient.
   See Instruction 6 for procedure.

(2) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2002 through 2006, Mr. Schrager will make purchases of LNR common stock. These purchases will total 16,224 shares.

                                                                          Page 2